                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2002


                            AETERNA LABORATORIES INC.
                  ---------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F           Form 40-F  X
                            -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes                 No  X
                           -----              -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT DESCRIPTION
-------------------

1.   Press Release of October 22, 2002 -AEterna Reports Third
     Quarter Results.

                                [LOG AETERNA HERE]

                                                                  PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE

                      AETERNA REPORTS THIRD QUARTER RESULTS

             Atrium - Sales Increase by 35% and Net Earnings by 37%
                    AEterna - New Pharmaceutical Partnership

ALL FIGURES ARE EXPRESSED IN CANADIAN DOLLARS

QUEBEC CITY, QUEBEC, OCTOBER 22, 2002 -- AEterna Laboratories Inc. (TSX: AEL;
Nasdaq: AELA) reported revenues for the third quarter ending September 30, 2002, of $24.4 million and a net loss before a gain on dilution of $6.6 million, or $0.16 per share, compared to revenues of $18.1 million, and a net loss before a gain on dilution of $5 million, or $0.16 per share, for the same period in 2001. Consolidated net earnings of its subsidiary Atrium increased by 37%, reaching $1.61 million compared to $1.17 million for the same period last year. AEterna also signed an agreement with Australian multinational Mayne Group for the eventual commercialization of Neovastat in Australia, New-Zealand, Canada and Mexico.

"Both AEterna and Atrium met our growth strategy goals for this quarter", commented Dr. Eric Dupont, Chairman and CEO at AEterna. "This performance confirms that our two entities are well positioned to pursue expansion based on both internal growth and acquisitions."

Gilles Gagnon, AEterna's President and Chief Operating Officer, added, "What we have achieved during these past few months allows us to accelerate Neovastat's development with our strategic partners. Conclusive results of our Phase III trial with Neovastat in kidney cancer could enable us to become the first company to bring an angiogenesis inhibitor to the market in cancer."

AEterna's investments in R&D during the second quarter reached $8.3 million compared to $7.2 million during the same period last year. This increase in R&D investments allowed AEterna to actively carry out its clinical program in Phase III studies in lung and kidney cancer.

As of September 30, 2002, the Company's cash assets amounted to $88.7 million, compared to $54.1 million at December 31, 2001. According to Dennis Turpin, AEterna's Vice President and Chief Financial Officer, "Our solid financial position allows the Company sufficient funds to pursue its activities for the next three years."

NINE MONTHS RESULTS

For the nine-month period ended September 30, 2002, Atrium registered consolidated revenues of $73.2 million compared to $23.6 for the same period last year. This increase is mainly due to sales generated by Unipex, a French company acquired by Atrium in July 2001. Furthermore, consolidated net earnings reached $5.1 million compared to $3.4 million for the same period in 2001, an increase of more than 50%.

Luc Dupont, CEO and Vice Chairman at Atrium said, "This sustained growth is due to the successful integration of Unipex into our Company during the last year and by the quality of our products and business network which enabled us to gain additional market share."

Investments in R&D increased to $23.4 million compared to $21 million for the same period last year. The Company registered a loss before a gain on dilution of $18.2 million, or $0.47 per share, for the first nine months of 2002, compared to a loss before gain on dilution of $10.9 million, or $0.36 per share, for the same period in 2001.

AETERNA MILESTONES

Strategic Alliances

     |X| The signing of a strategic alliance with Australian multinational Mayne Group allows AEterna to extend its coverage to 45% of the worldwide oncology market and reach the $50 million mark in milestone payments

     |X| The Radiation Therapy Oncology Group (RTOG) joins the Community Clinical Oncology Program (CCOP) sites sponsored by the National Cancer Institute (NCI) for patient enrollment and conduct of the Neovastat Phase III clinical trial in non-small cell lung cancer

Appointment

     |X| Claude Cardinal is appointed Vice President, Technical Operations. He is responsible for activities related to the technical development and manufacture of drugs according to pharmaceutical industry standards

Scientific Articles

     |X| Results of a Phase II study in kidney cancer with Neovastat are published in the European scientific review ANNALS OF ONCOLOGY (Batist G., Champagne P., Croteau D., Levinton C., Hariton C., Escudier B. and Dupont E. ANN ONCOL 13 (8):1259-63, 2002)

     |X| Article on Neovastat's capacity to induce apoptosis of endothelial cells is published in MOLECULAR CANCER THERAPEUTICS (Boivin D., Gendron S., Beaulieu E., Gingras D., Beliveau R. MOL CANCER THERAP 1:
          795-802, 2002)

     |X| Results of a Phase I/II study with Neovastat in plaque psoriasis are published in the JOURNAL OF AMERICAN ACADEMY OF DERMATOLOGY (Daniel N. Sauder, Joel DeKoven, Pierre Champagne, Daniel Croteau and Eric Dupont. J AM ACAD DERMATOL 2002;47:535-41)

ATRIUM MILESTONES

Significant increase in sales and earnings

     |X| 35% increase in sales compared to the same quarter in 2001 and a 210% increase compared to the same nine-month period last year

     |X| 37% increase in consolidated net earnings compared to the same quarter in 2001 and a 50% increase for the same nine-month period in 2001

Investment

     |X| $2 million investment by Luc Dupont, CEO and Vice Chairman of the Board at Atrium, for a 2.94% stake in Atrium

Appointment

     |X| Appointment of Yves Milord, President and COO of SGF Soquia, to Atrium's Board of Directors. Mr. Milord has more than 25 years experience in business management and development. He occupied key management positions notably as Executive Vice President at Metro-Richelieu and as Vice President and General Manager of Provigo

ABOUT AETERNA AND NEOVASTAT

AEterna is a Canadian biopharmaceutical company and a frontrunner in the development of angiogenesis inhibitors, primarily in oncology.

Neovastat is currently undergoing two Phase III clinical trials for the treatment of lung and kidney cancer and one Phase II trial for the treatment of multiple myeloma, a form of blood cancer. These trials are currently being held in more than 120 clinical institutions in Canada, the U.S. and in several European countries.

Atrium Biotechnologies Inc., a 61.8% owned subsidiary of AEterna Laboratories, develops and markets nutritional supplements as well as active ingredients and fine chemicals intended for the cosmetics, nutritional, fine chemicals and pharmaceutical industries. The Company markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.


SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                     - 30 -


CANADA
Media Relations:                            Investor Relations:
Paul Burroughs                              Jacques Raymond
Tel.: (418) 652-8525 ext. 406               Tel.: (418) 652-8525 ext. 360
Fax:  (418) 577-7700                        Fax:  (418) 577-7700
E-mail: paul.burroughs@aeterna.com          E-mail: jacques.raymond@aeterna.com


USA
The Investor Relations Group
Lisa Lindberg
Tel.: (212) 825-3210
Fax: (212) 825-3229
E-mail: TheProTeam@aol.com


Attachment: Financial summary

AETERNA LABORATORIES INC. (NASDAQ: AELA; TSX: AEL)
FINANCIAL SUMMARY
(in Canadian dollars)

                                   Three months ended on        Nine months ended on
                                       September 30                 September 30
                                   ---------------------      -----------------------
CONSOLIDATED RESULTS                2002          2001          2002          2001
Unaudited                             $             $             $             $
                                    ----          ----          ----          ----

Revenues                         24,407,000    18,138,000    73,196,000    23,573,000
                                 ----------    ----------    ----------    ----------
Cost of sales                    18,864,000    13,745,000    56,349,000    14,600,000
Selling and administrative        2,434,000     2,007,000     7,108,000     3,701,000
Research and development          8,312,000     7,157,000    23,444,000    21,047,000
Research tax credits and grants    (320,000)     (789,000)   (1,420,000)   (5,359,000)
Depreciation and amortization       646,000       473,000     1,679,000     1,235,000
                                 ----------    ----------    ----------    ----------
                                 29,936,000    22,593,000    87,160,000    35,224,000
                                 ----------    ----------    ----------    ----------
Operating Loss                   (5,529,000)   (4,455,000)  (13,964,000)  (11,651,000)
Interest income                   1,021,000       641,000     2,345,000     2,697,000
Interest expense                   (322,000)     (162,000)     (841,000)     (599,000)
                                 ----------    ----------    ----------    ----------
LOSS BEFORE THE FOLLOWING ITEMS  (4,830,000)   (3,976,000)  (12,460,000)   (9,553,000)
Current income taxes               (808,000)     (282,000)   (1,773,000)     (282,000)
Future income taxes                (140,000)            -    (1,313,000)            -
Non-controlling interest           (869,000)     (750,000)   (2,651,000)   (1,101,000)
                                 ----------    ----------    ----------    ----------
LOSS BEFORE THE GAIN ON DILUTION (6,647,000)   (5,008,000)  (18,197,000)  (10,936,000)
Gain on dilution                    425,000             -       425,000    10,224,000
                                 ----------    ----------    ----------    ----------
NET LOSS FOR THE PERIOD          (6,222,000)   (5,008,000)  (17,772,000)     (712,000)
                                 ==========    ==========    ==========    ==========
Basic and diluted loss before
the gain on dilution per share        (0.16)        (0.16)        (0.47)        (0.36)
                                 ==========    ==========    ==========    ==========
Basic and diluted net loss
per share                             (0.15)        (0.16)        (0.46)        (0.02)
                                 ==========    ==========    ==========    ==========
Weighted average number
of shares                        40,452,519    30,978,986    38,552,019    30,454,781
                                 ==========    ==========    ==========    ==========



                                            September 30       December 31
CONSOLIDATED BALANCE SHEETS                    2002                2001
                                                 $                   $
                                            ------------       -----------
Cash and short-term investments              88,689,000         54,064,000
Working capital                             101,857,000         61,464,000
Total assets                                182,988,000        134,352,000
Long-term debt                               12,007,000         10,401,000
Non-controlling interest                     23,245,000         18,339,000
Shareholders' equity                        116,656,000         78,619,000
Deficit                                      36,855,000         19,082,000


STOCK EXCHANGE INFORMATION AT SEPTEMBER 30, 2002

   Issued and outstanding shares                          40,5 million
   Fully diluted shares                                   40,5 million

   Market capitalization                                  $174 million

   Average daily transactions                             37,000 shares
   (12 months)

ATRIUM BIOTECHNOLOGIES INC.
FINANCIAL SUMMARY
(in Canadian dollars)

                                   Three months ended on        Nine months ended on
                                       September 30                 September 30
                                   ---------------------        ---------------------
CONSOLIDATED RESULTS                2002          2001          2002          2001
Unaudited                             $             $             $             $
                                    ----          ----          ----          ----

Revenues                         24,407,000    18,138,000    73,196,000    23,573,000
                                 ----------    ----------    ----------    ----------
Cost of sales                    18,864,000    13,745,000    56,350,000    14,600,000
Selling and administrative        2,434,000     2,007,000     7,108,000     3,701,000
Research and development            166,000       161,000       514,000       472,000
Research tax credits and grants     (20,000)      (23,000)     (304,000)     (130,000)
Depreciation and amortization       111,000       123,000       310,000       209,000
                                 ----------    ----------    ----------    ----------
                                 21,555,000    16,013,000    63,978,000    18,852,000
                                 ----------    ----------    ----------    ----------
Operating income                  2,852,000     2,125,000     9,218,000     4,721,000
Interest income                     295,000       133,000       566,000       875,000
Interest expense                   (322,000)     (162,000)     (841,000)     (162,000)
                                 ----------    ----------    ----------    ----------
EARNINGS BEFORE THE
FOLLOWING ITEMS                   2,825,000     2,096,000     8,943,000     5,434,000
Current income taxes               (808,000)     (587,000)   (1,773,000)     (587,000)
Future income taxes                (140,000)     (189,000)   (1,313,000)   (1,354,000)
Non-controlling interest           (258,000)     (143,000)     (784,000)     (143,000)
                                 ----------    ----------    ----------    ----------
NET EARNINGS FOR THE PERIOD       1,619,000     1,177,000     5,073,000     3,350,000
                                 ==========    ==========    ==========    ==========



                                             September 30       December 31
CONSOLIDATED BALANCE SHEETS                     2002                2001
                                                  $                   $
                                             ------------       -----------
Cash and short-term investments               19,250,000         12,369,000
Working capital                               28,209,000         19,123,000
Total assets                                  86,782,000         70,260,000
Long-term debt                                 8,007,000          6,401,000
Non-controlling interest                       5,490,000          4,220,000
Shareholders' equity                          46,430,000         38,831,000
Retained earnings                             12,594,000          7,521,000

                                    SIGNATURE
                                    ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AETERNA LABORATORIES INC.


Date: October 22, 2002                 By: /s/Claude Vadboncoeur
      ----------------                     -----------------------------------
                                           Claude Vadboncoeur
                                           Vice President, Legal Affairs and
                                           Corporate Secretary